Filed by Cantel Medical Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantel Medical Corp.

Commission File No.: 001-31337

Date: January 12, 2021

Employee Letter

Dear Colleagues,

Today, Cantel announced that we have agreed to combine with STERIS to create a leading global infection prevention and control solutions provider.

As you may know, STERIS is a leading global provider of infection prevention and other procedural products and services serving a broad range of healthcare Customers. Importantly, like us, STERIS is built on Customer-centric values, with a mission to help Customers create a healthier and safer world. I invite you to read more about the benefits of the transaction in the press release we issued this morning.

Cantel and STERIS are a perfect strategic fit. Together, we create a more dynamic partner to all of our Customers across our businesses. At the hospital and surgery center, STERIS is known for its equipment, sterilization products and broad suite of services in the operating room and central sterile, while Cantel complements STERIS with our products, services and education in the endoscopy suite. In Dental, STERIS sees a significant opportunity to expand its portfolio of chemistries and sterility assurance products, further strengthening our circle of protection story. Outside the U.S., the combination of STERIS and Cantel represents an opportunity to significantly strengthen our global footprint.

In a healthcare world where consolidation is occurring among manufacturers, providers and the distribution channel, joining forces with STERIS provides us with the resources and capabilities to be an even more important solutions provider.

We know this development will raise many questions in your minds about what this means for the future. Until the closing of the transaction, which we expect to occur by the end of June 2021, we remain two independent public companies and it is business as usual. Beyond this, facts are that for many of you this will not change your day-to-day responsibilities. Indeed, STERIS recognizes that our proven and talented team is the foundation of Cantel’s success. We expect this transaction to create growth and career development opportunities for Cantel employees as part of a larger, global organization.

As always, it continues to be critically important to ensure we focus on product supply and maintaining outstanding Customer service, particularly as we support our Customers dealing with new COVID protocols and in need of the attention and support we bring.

In the coming weeks and months, we will be forming a transition team with members from both companies to take a thoughtful and comprehensive approach to combining our organizations.

Additionally, I will be holding a virtual all-employee Town Hall at 9:30 AM ET today where I will discuss the transaction and its benefits in more detail. I encourage you to attend the meeting if you can. In the meantime, we’ve attached an FAQ to help answer a few initial questions you may have.

Looking ahead, we will be as open and communicative as possible with respect to developments as they become available. In the meantime, if you have any questions, please be sure to ask your supervisor or your HR Business Partner.

Thank you for your support all that you do to ensure we serve the needs of our Customers.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between STERIS and Cantel, STERIS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Cantel that also constitutes a prospectus of STERIS. The definitive proxy statement/prospectus will be delivered to shareholders of Cantel. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by STERIS and Cantel through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by STERIS will be available free of charge on STERIS’s internet website at www.STERIS.com or by contacting STERIS’s Investor Relations Department at (440) 392-7245. Copies of the documents filed with the SEC by Cantel will be available free of charge on Cantel’s internet website at www.cantelmedical.com or by contacting Cantel’s Investor Relations Department at (763) 553-3341.

Participants in the Merger Solicitation

STERIS, Cantel, their respective directors and certain of their respective executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cantel shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Cantel is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on November 18, 2020 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of STERIS is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 5, 2020 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Cantel shareholder approval; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.